

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 18, 2024

Charles D. Schmalz
Chief Executive Officer
EWSB Bancorp, Inc.
109 West Second Street
Kaukauna, WI 02492

> **Re: EWSB Bancorp, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 4, 2024**
> **File No. 333-277828**

Dear Charles D. Schmalz:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 2, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note the statement on page 20 that if your net worth ratio continues to be less than 6 percent, you may be required to adhere to a plan to correct the deficiency and be subject to restrictions, including a prohibition on the payment of dividends. Please revise the summary section and either revise the first risk factor on page 20 or add a new risk factor to clarify that even if you raise the minimum amount in this offering, your net worth ratio will continue to be below 6 percent. In addition, revise to clarify what amount you will need to raise in this offering to have a net worth ratio above 6 percent.

Management's Discussion and Analysis of Financial Condition, page 46

2. Please revise this section to discuss all material actions that management has begun to implement the business changes and plans discussed on page 98. Revise the disclosure to

state whether management believes their efforts to implement the plan remain on track and the extent that this offering is necessary to implement the plan. To the extent that the plans rely on raising at least a specific amount of funds in this offering, for instance at the midpoint, clarify that minimum and whether management has any other additional sources of funding available.

<u>Management of Market Risk, page 59</u>

3.   We note your response to comment 2. Please either provide cross-references to other sections in the filing or revise your disclosure in the first paragraph on page 62 to explain what you mean by your statement that the "[b]ank has developed a plan to reduce its interest rate exposure."

Please contact Shannon Davis at 202-551-6687 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Tonya Aldave at 202-551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Zachary A. Davis, Esq.